UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2024

CAMTEK LTD.
(Translation of Registrant’s Name into English)

Ramat Gavriel Industrial Zone
 P.O. Box 544
 Migdal Haemek 23150
 ISRAEL
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes ☐   No ☒

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized. This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

CAMTEK LTD. (Registrant) By: /s/ Moshe Eisenberg —————————————— Moshe Eisenberg, Chief Financial Officer

Dated: September 10, 2024

Exhibit Number	Description of Exhibit
99.1	Unaudited interim condensed consolidated financial statements as of June 30, 2024.
99.2	Operating and Financial Review and Prospects.
101
The following financial information from Camtek Ltd.’s Report on Form 6-K, formatted in XBRL (eXtensible Business Reporting Language): (i) Unaudited interim condensed consolidated balance sheets on June 30, 2024 and December 31, 2023; (ii) Unaudited interim condensed consolidated statements of operations for the six months ended June 30, 2024 and 2023 and the year ended December 31, 2023; (iii) Unaudited interim condensed consolidated statements of comprehensive income for the six months ended June 30, 2024 and 2023 and the year ended December 31, 2023; (iv) Unaudited interim condensed consolidated statements of changes in shareholders’ equity for the six months ended June 30, 2024 and 2023 and the year ended December 31, 2023; (v) Unaudited interim condensed consolidated statements of cash flows for the six months ended June 30, 2024 and 2023 and the year ended December 31, 2023; and (vi) notes to the Unaudited interim condensed consolidated financial statements.